UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41559

Robo.ai Inc.
(Registrant’s Name)

Meydan Grandstand, 6th floor
Meydan Road
Nad Al Sheba, Dubai
United Arab Emirates
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — Robo.ai Plans ALIF Composites with 10 Million Square Meters of Annual Capacity Targeted for 2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: October 13, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer